UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 4 September, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 3 September 2024: Sasol clarifies greenhouse gas (GHG) reduction target range

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

SASOL CLARIFIES GREENHOUSE GAS (GHG) REDUCTION TARGET RANGE

Sasol remains committed to a sustainable energy transition and work continues to refine our strategic direction, which includes our GHG emission roadmaps to 2030 and beyond. The group target of a 30% reduction by 2030 remains. However, we are in the process of refining our pathways towards achieving this target to ensure that we remain agile, mitigate potential risks and also respond to new emerging opportunities, given the changing global landscape and energy security needs.

These refinements may introduce shifts in feedstock, energy and products to support our pathway towards being more sustainable. To this end, we are prioritising value creation opportunities to enable a balanced approach across People, Planet and Profit considerations. More information on our approach is outlined in our 2024 Integrated Report, which is available on our website (www.sasol.com).

While media reports have suggested a possible revision of our emission reduction target to a range, it is important to note that this is only an example of an approach addressing the complexity of our transition. Further detailed work is currently underway and an update will be shared at our Capital Markets Day in 2025.

3 September 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (a division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 September 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary